Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes sale of Cerro Casale interest

Toronto, Ontario – June 9, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) completed today the sale of its 25% interest in the Cerro Casale project in Chile, and its 100% interest in the Quebrada Seca exploration project located adjacent to Cerro Casale, to Goldcorp Inc. (“Goldcorp”), previously announced on March 28, 2017.

The consideration for the sale includes: US$260 million in cash which was paid at closing (and which included US$20 million for Quebrada Seca); a contingent payment of US$40 million in cash, payable following a positive construction decision for Cerro Casale; Goldcorp assuming a US$20 million contingent payment obligation due to Barrick Gold Corporation under the existing Cerro Casale shareholders agreement, which is payable when commercial production at Cerro Casale commences; and a 1.25% royalty from Goldcorp based on 25% of gross revenues from all metals sold at Cerro Casale and Quebrada Seca, with Kinross foregoing the first US$10 million.

Additionally, Kinross entered into the previously announced water supply agreement with the Cerro Casale joint venture.

Kinross expects to use the proceeds from the sale for its organic development projects and to further strengthen its balance sheet.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) the various assumptions set forth herein; (ii) that any contingent payment contemplated by the purchase agreements governing the sale or the royalty will be paid to Kinross, (iii) that a construction decision will be made by the Cerro Casale joint venture; (iv) that the conditions are met under the water supply agreement to allow Kinross to exercise its rights to access water thereunder; and (v) that Kinross will use the proceeds from the sale as described herein. The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the sale transaction will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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